Exhibit 99.1

American Campus Communities Discloses Receipt of Nomination from Land & Buildings

Land & Buildings’ Nominee is Corey Lorinsky, an Employee of the Hedge Fund

ACC Provides Update on Extensive Engagement with Land & Buildings

Austin, Texas – February 16, 2022 – American Campus Communities, Inc. (NYSE: ACC) (“ACC” or the “Company”) today issued the following statement:

Over the past 15 months, ACC has made every attempt to maintain a constructive dialogue with Land & Buildings, as the Company does with all of its shareholders. One year ago, ACC entered into a settlement agreement with Land & Buildings and appointed three new independent directors, elected a new Board Chair and formed a Capital Allocation Committee chaired by Craig Leupold, former CEO of Green Street Advisors, who was appointed as part of the agreement.

The Company has delivered outstanding results, created significant shareholder value and quickly re-stabilized from the significant impacts of the COVID-19 pandemic. Earnings results for the first nine months of 2021 eclipsed expectations and cumulatively exceeded guidance by $0.12 per share, or almost 10 percent. Additionally, net operating income (“NOI”) returned to pre-pandemic levels a full year earlier than anticipated, with 95.8 percent opening fall occupancy for the 2021-2022 academic year and rental rate growth of 3.8 percent, both of which were above the high-end of the Company’s previously communicated expectations. As a result, ACC’s public market valuation achieved an all-time high of $57.29 per share at the end of 2021.

On the capital allocation front, ACC recently formed a joint venture with Harrison Street’s social infrastructure platform to recapitalize a minority 45 percent interest in ACC’s existing eight-property Arizona State University student housing portfolio, with the Company retaining ownership of the majority 55 percent interest. The transaction satisfies ACC’s 2022 capital sourcing transactions of $200 - $400 million and will provide additional proceeds moving into 2023. With this joint venture now in place, ACC is well positioned to execute on further potential on-campus transactions in its pipeline, creating an expansive opportunity for growth and value creation.

Consistent with the Company’s commitment to transparency, ACC believes it is important to disclose recent developments to set the record straight regarding Land & Buildings’ actions and intentions.

As previously disclosed, on November 2021, Jonathan Litt privately requested that the ACC Board add him as a new director. The Board interviewed and was in the process of assessing Mr. Litt as a candidate, but the review process was not completed because Mr. Litt did not follow through on his commitment to provide additional information to the Nominating and Corporate Governance Committee. Surprisingly, rather than provide the information he promised, on December 17, 2021, Mr. Litt privately nominated a different Land & Buildings representative, Corey Lorinsky, to stand for election to the ACC Board. This abrupt change of course gave the Board serious cause for concern as to the credibility and true motives of Land & Buildings.

Notwithstanding these concerns, the Board carefully considered Mr. Lorinsky as a director candidate, taking into account the factors the Board uses to evaluate any candidate, including his experience, the Board’s direct interactions with him over the past year, diversity and the current composition of the ACC Board. The Board determined that Mr. Lorinsky would not be an additive member to the ACC Board, and this was privately communicated to Land & Buildings1 on January 5, 2022.

On January 18, 2022, ACC received another letter from Land & Buildings in which Mr. Litt demanded that he or his colleague be added to the Board, saying, “Both myself (sic) and Corey Lorinsky, my partner of over ten years, are uniquely qualified to be on the Board of ACC and we remain open to resolving the nomination.”

Most recently, on February 15, 2022, ACC received a letter from Land & Buildings in which the hedge fund does not propose to acquire ACC, but claims that it is “indicating its willingness to offer to acquire” ACC2 for $57.00 per share, below the Company’s recent all-time high of $57.29. Land & Buildings’ actions to date, its inability to finance or consummate a transaction, and its use of this same “faux bid” tactic on at least two prior occasions in efforts to force the sales of other companies, highlight the fact that Land & Buildings is not a credible potential buyer of ACC. ACC’s Board is resolute in its commitment to acting in the best interest of shareholders, and would always consider and respond to a bona fide, actionable proposal from a credible potential counterparty that maximizes value for shareholders.

The Company has engaged with Land & Buildings in good faith for more than a year, and had hoped to again avoid the expense and unnecessary distraction of a contested director election by reaching a mutually acceptable resolution. To be clear, however, ACC does not believe it is in the best interests of all other shareholders to appoint Mr. Lorinsky as a director. Accordingly, while the Company and its advisors will continue to engage with Land & Buildings and encourage them to withdraw Mr. Lorinsky’s nomination, at this time ACC is preparing for the costly and distracting proxy contest that Land & Buildings initiated.

[1]	Full text of ACC’s letter to Land & Buildings dated January 5, 2022 can be found in the Company’s 8-K filing with the SEC
[2]	Full text of Land & Buildings’ letter to ACC dated February 15, 2022 can be found in the Company’s 8-K filing with the SEC

ACC is a strong company, with a uniquely valuable portfolio, talented employees and diversified sources of capital. We have successfully navigated through the disruption of the COVID-19 pandemic and believe we are now poised to benefit from recent initiatives and the positive fundamentals of the student housing operating environment to deliver recession resilient, robust organic growth, meaningful earnings growth and substantial net asset value creation to investors.

The Board and management team believe it is an exciting time to own ACC and we are confident in the Company’s future prospects. We look forward to continued engagement with our shareholders as we build on our momentum.

The Board intends to present its recommendation regarding any director nominees in ACC’s definitive proxy statement and other materials, to be filed with the U.S. Securities and Exchange Commission and mailed in due course. The 2022 Annual Meeting has not yet been scheduled and no shareholder action is required at this time.

BofA Securities is serving as financial advisor and Dentons US LLP is serving as legal counsel to the Company.

About American Campus Communities

American Campus Communities, Inc. is the largest owner, manager and developer of high-quality student housing communities in the United States. The company is a fully integrated, self-managed and self-administered equity real estate investment trust (REIT) with expertise in the design, finance, development, construction management and operational management of student housing properties. As of September 30, 2021, American Campus Communities owned 166 student housing properties containing approximately 111,900 beds. Including its owned and third-party managed properties, ACC’s total managed portfolio consisted of 202 properties with approximately 140,700 beds. Visit www.americancampus.com.

Forward-Looking Statements

In addition to historical information, this press release contains forward-looking statements under the applicable federal securities law. These statements are based on management’s current expectations and assumptions regarding markets in which American Campus Communities, Inc. (the “Company”) operates, operational strategies, anticipated events and trends, the economy, and other future conditions. Forward-looking statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. These risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward looking-statements include those related to the COVID-19 pandemic, about which there are still many unknowns, including the duration of the pandemic and the extent of its impact, and those discussed in our filings with the Securities and Exchange Commission, including our Annual Report on Form 10-K for the year ended December 31, 2020 under the heading “Risk Factors” and under the heading “Business—Forward-looking Statements” and subsequent annual reports on Form 10-K and quarterly reports on Form 10-Q. We undertake no obligation to publicly update any forward-looking statements whether as a result of new information, future events, or otherwise. The information contained on our website is not a part of this release.

Important Additional Information and Where to Find It

In the event that Lands & Buildings files a consent solicitation statement or a proxy statement with the SEC in connection with a solicitation to, among other things, possibly nominate any person for election to the board of directors of the Company (the “Solicitation”), the Company plans to file a proxy statement or a consent revocation statement, as applicable (each, a “Solicitation Statement”), with the SEC, together with a WHITE proxy card or consent revocation card, as applicable. SHAREHOLDERS ARE URGED TO READ THE APPLICABLE SOLICITATION STATEMENT (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS THAT THE COMPANY WILL FILE WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Shareholders will be able to obtain, free of charge, copies of the Solicitation Statement, any amendments or supplements thereto and any other documents (including the WHITE proxy card or consent revocation card, as applicable) when filed by the Company with the SEC in connection with the Solicitation at the SEC’s website (http://www.sec.gov) or at the Company’s website at www.americancampus.com within the investor relations section.

Certain Information and Where to Find It

The Company, its directors and certain of its executive officers and other employees may be deemed to be participants in the solicitation of proxies from shareholders in connection with the Solicitation. Additional information regarding the identity of these potential participants, none of whom owns in excess of one percent (1%) of the Company’s shares, and their direct or indirect interests, by security holdings or otherwise, will be set forth in the applicable Solicitation Statement and other materials to be filed with the SEC in connection with the Solicitation. Information relating to the foregoing can also be found in the Company’s definitive proxy statement for its 2021 annual meeting of shareholders (the “2021 Proxy Statement”), filed with the SEC on March 17, 2021. To the extent holdings of the Company’s securities by such potential participants (or the identity of such participants) have changed since the information printed in the 2021 Proxy Statement, such information has been or will be reflected on Statements of Change in Ownership on Forms 3 and 4 filed with the SEC. You may obtain free copies of these documents using the sources indicated above.

Contacts

American Campus Communities, Inc., Austin

Ryan Dennison, 512-732-1000

or

Andrew Siegel / Amy Feng / Greg Klassen

Joele Frank, Wilkinson Brimmer Katcher

(212) 355-4449